Filed Pursuant to Rule 433

Registration No. 333-185656

April 8, 2014

Amended Final Term Sheet – up to $35,000,000                                                                   April 8, 2014

North American Palladium Ltd.

Up to $35,000,000

Best Efforts Shelf Offering

Convertible Debentures and Warrants

Amended Summary of Proposed Terms

The issuer has filed a final base shelf prospectus with the securities regulatory authorities in each of the Provinces of Canada and a registration statement (including a base shelf prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this amended communication relates. The issuer will also file a final prospectus supplement containing important information relating to the securities described in this document with the securities regulatory authorities in each of the Provinces of Canada and the SEC. Before you invest, you should read the base shelf prospectus, the registration statement and the final prospectus supplement and other documents the issuer has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the issuer and this offering. No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. The final base shelf prospectus, and the final prospectus supplement once filed, constitute a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in the final base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the offering documents if you so request by calling toll-free 1.877.257.7366. A copy of the final base shelf prospectus, any amendments to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document to persons in Canada.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, the registration statement, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This indicative term sheet is non-binding.

Issuer:	North American Palladium Ltd. (“NAP” or the “Company”).

Issue:	Shelf Prospectus Treasury Offering of Series 2 Convertible Debentures and Warrants (the “Offering”).

Amount:	Up to $35,000,000 of Series 2 Convertible Debentures.

Offering:	Cross-border offering of up to $35,000,000 in Series 2 Convertible Debentures (the “Series 2 Debentures”). Warrants representing the right to buy 25% of the number of common shares of the Company (“Common Shares”) that the Series 2 Debentures subscribed for are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at an exercise price equal to 125% of the Series 2 conversion price) (the “Warrants”).

Use of Proceeds:	For the Company’s expenditures at its Lac des Iles mine, exploration, mining equipment and for other general corporate purposes, including ordinary course repayments under the Company’s US$60 million revolving operating credit facility (the “Credit Facility”) and payment of interest owing under the Company’s US$170 million term loan financing (the “Brookfield Debts”).

Convertible Debenture

and Warrant Terms:

1.	Interest at 7.5% per annum, calculated and payable semi-annually. NAP will have the ability, subject to certain conditions, to pay interest in Common Shares at the then 5-day volume weighted average price of the Common Shares on the TSX (the “5-day VWAP”).

2.	The principal amount will be convertible at the holder’s option at any time into Common Shares at the 3-day VWAP on the trading day preceding the filing of the Shelf Supplement (the “Conversion Price”) provided that the principal amount will not be convertible at the holder’s option if and to the extent that the holder and its affiliates would collectively hold more than 9.99% of the then issued and outstanding Common Shares. Accrued and unpaid interest would be paid on conversion, in cash or Common Shares at the then 5-day VWAP.

3.	Maturity in 5 years from date of Closing. Mandatorily convertible, subject to certain conditions, at the Company’s option, into Common Shares at maturity, based on the 10-day VWAP ending on the second trading day prior to maturity, to a maximum of the Conversion Price.

4.	On any conversion, the interest make-whole payment will be due, being the amount of unaccrued and unpaid interest that would have been paid if the Series 2 Debentures were held for five (5) years, reduced by 1% for each 1% that the 5-day VWAP at the time of conversion exceeds the Conversion Price (prorated for increments less than 1%, and subject to NAP’s ability to pay in Common Shares at the lower of the Closing Price the day before conversion or the 5-day VWAP at the time).

5.	Subordinated to all existing bank debt and Brookfield Debts, as amended or replaced from time to time.

6.	The Series 2 Debentures will be issued with a two-year Series 2 Warrant allowing the holder to purchase its pro rata share of 25% of the number of Common Shares that the Series 2 Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at 125% of the Conversion Price (the “Warrant Exercise Price”). At any time commencing 18 months after their issuance, the Series 2 Warrants may be called on 30 days’ prior notice by NAP if the 1-day VWAP exceeds 150% of the Warrant Exercise Price for 10 consecutive trading days.

7.	The Series 2 Warrants will not be exercisable if and to the extent that the result would be that the holder and its affiliates would collectively hold more than 9.99% of the issued and outstanding Common Shares.

8.	The Conversion Price and Warrant Exercise Price will be adjusted to reflect any share splits, share consolidations or combinations, special dividends or other distributions, exchanges or changes of shares or other similar transactions. The Series 2 Debentures and Warrants will not contain any “ratchet”-based anti-dilution provisions.

9.	The Series 2 Debentures will be redeemable for cash or mandatorily convertible into Common Shares by NAP at its option if the 1-day VWAP exceeds 150% of the applicable conversion price for 10 consecutive trading days, commencing 18 months following Closing.

10.	No financial covenants.

11.	Cross-acceleration to Credit Facility and Brookfield secured debt only.

12.	The Company has applied to list the Common Shares issuable in connection with the Series 2 Debentures and the Warrants on the TSX and NYSE MKT, however, the Series 2 Debentures and the Warrants will not be listed.

13.	100% change of control repurchase offer at 102% of par.

14.	Debentures or Warrants may be amended with written consent of the Company and holders of 2/3 of the then-outstanding applicable securities, or by 2/3 class or series vote at a meeting of holders called in accordance with the requirements of the Canada Business Corporations Act.

15.	Company will indemnify holders for any Canadian withholding taxes.

16.	Penalty interest provisions if in default. Penalties for other defaults, including late delivery of shares. Late payment charges apply.

Offering Procedure:	A shelf supplement (the “Shelf Supplement”) is expected to be filed on or about April 8, 2014 for the Series 2 Debentures and Warrants. Sales of securities will not be confirmed and offers to purchase securities will not be accepted until a prospectus supplement is filed in respect of the Offering.

Exclusivity:	Following the Closing, no further issuances of Common Shares or securities convertible into Common Shares for 90 days, except for issuance pursuant to acquisitions, JVs, outstanding contractual obligations, license or leasing arrangements, outstanding convertible securities, stock options or other employee or Board compensation, without the Agents’ prior consent, such consent not to be unreasonably withheld or delayed.

Commission:	4% Cash.

Conditions Precedent:	The Offering would be expected to be subject to, among others, the following conditions:

(i)	TSX and NYSE MKT approval;

(ii)	NAP Board approval;

(iii)	Bank and Brookfield approval (if required), and entry into mutually satisfactory subordination agreements. No event of default that is continuing under either the Bank or Brookfield credit agreements;

(iv)	No material adverse change prior to Closing; and

(v)	Standard termination clauses including an overall market out and disaster out clause.

The Company may terminate the Offering and agency agreement if

(i)	Binding commitments to purchase $30,000,000 of Series 2 Debentures are not able to close within seven (7) days of the date of the Shelf Supplement; or

(ii)	Upon any material amendments to the terms described herein.

Closing:	Unless otherwise agreed, closing of the Offering is targeted for T + 2 or 3 days after filing of the Shelf Supplement (the “Closing”).

Syndication:	Edgecrest Capital Corporation, as lead agent and book-runner for a syndicate to be formed including Canaccord Genuity Corp. and Canaccord Genuity Inc.

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